TSX, NYSE-MKT Symbol: NCQ	News Release

NovaCopper Announces Second Quarter Financial Results
and an Update on the 2012 Exploration Program

July 10, 2012 - Vancouver, British Columbia - NovaCopper Inc. (TSX, NYSE-MKT: NCQ) ("NovaCopper” or "the Company”) today announced the results of the second quarter ended May 31, 2012 and provides an update on the 2012 exploration program. Details of the Company's financial results are described in the unaudited consolidated financial statements and Management's Discussion and Analysis which, together with further details on each of the Company's projects, including resource estimates, will be available on the Company's website at www.novacopper.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in United States dollars unless otherwise stated.

2012 Exploration Program

In June the Company announced the beginning of its 2012 Upper Kobuk Mineral Project exploration program in the Ambler District of northwest Alaska. Four rigs were mobilized to the project with the goal of completing 15,000 to 18,000 meters of diamond drilling at three principal areas:

  The South Reef zone at Bornite where exploration in 2011 encountered very significant thicknesses of high-grade copper mineralization. Notably DH-187 intersected 178 meters grading 4.0% copper including nearly 35 meters grading 12.0% copper;

  The historically explored Ruby Creek zone at Bornite where an initial resource estimate is underway and is expected to be completed in the third quarter; and

  The Sunshine deposit, a satellite polymetallic VMS deposit located 12 kilometers west of the Arctic VMS deposit where previous drilling identified significant intersections of massive sulfide mineralization in the same stratigraphic horizon as the Arctic deposit.

In addition to the drill intensive part of the program, the 2012 exploration program also consists of extensive surface exploration of the roughly 18 km belt of prospective carbonate stratigraphy adjacent to the Bornite deposit. Two known mineralized occurrences (Aurora Mtn and Pardner Hill) along with broad areas of hydrothermal dolomite and anomalous soil geochemistry occur along the belt. Surface exploration will utilize both wide-spaced dipole/dipole induced polarization (IP) and radial line down-hole IP to identify new targets and further delineate extensions of known mineralization. An initial 60+ line kilometers of IP and 25 line kilometers of soil sampling are currently underway as well as geologic mapping of the district to gain a better handle on the geologic controls to mineralization and target generation.

This year’s total exploration budget of approximately $16.5 million is mainly for exploration drilling, sampling and target delineation but also includes ongoing engineering reviews and metallurgical testing at the Arctic deposit - see ”NI 43-101 Preliminary Economic Assessment, Ambler Project, Kobuk, AK” dated March 9, 2012 (with an effective date of February 1, 2012) filed by the Company on April 24, 2012. Initial metallurgical work on the Bornite deposit is also planned utilizing 2012 drill samples.

Approximately 4,500 meters of drilling has been completed to the end of June. The Company follows rigorous standard protocols for assaying, quality assurance and quality control (QA/QC), and security under the direction of Scott Petsel (UKMP Project Manager), a qualified person as defined by NI 43-101. The core samples are sent from site to the ALS prep facility in Fairbanks, Alaska where they are processed and then forwarded to ALS Minerals Vancouver, BC lab for analysis. Initial assay results from this year’s drilling are anticipated towards the later part of August.

The Company’s long term objective for value creation is to demonstrate under National Instrument 43-101 standards the potential for multiple deposits to total +10 billion pound of copper in the Ambler mining district.

Second Quarter Financial Results

			in thousands of dollars, except for per share amounts
	Three months ended May 31, 2012 $	Three months ended May 31, 2011 $	Six months ended May 31, 2012 $	Six months ended May 31, 2011 $
Accretion expense	-	208	-	488
Amortization	168	53	286	57
General and administrative	727	14	752	15
Mineral properties expense	2,421	2,433	3,058	2,778
Professional fees	143	8	144	9
Salaries	738	-	822	-
Salaries: stock-based compensation	5,494	-	5,494	-
Loss and comprehensive loss for the period	9,753	2,754	10,618	3,398
Basic and diluted loss per common share	$0.62	$74,432	$1.34	$178,842

For the six-month period ended May 31, 2012, the Company reported a net loss of $10.6 million (or $1.34 basic and diluted loss per common share) compared to a net loss of $3.4 million for the corresponding period in 2011 (or $178,842 basic and diluted loss per common share). This variance was primarily due to the presence of stock-based compensation expense during 2012 which included the granting of 5.8 million options to directors, officers and employees during the period. As the Company was not a publicly traded entity in 2011, there is no similar charge. The comparable basic and diluted loss per common share for 2011 is significantly higher than 2012 as the Company had 100 common shares outstanding at the end of the period held by NovaGold Resources Inc. (“NovaGold”) following its incorporation in April 2011. Expenses to April 30, 2012, the date of completion of the spin-out of the Company from NovaGold, were funded by NovaGold and its affiliates.

Other important variances for the six-month period ended May 31, 2012 compared to the same period in 2011 are as follows: (a) a $0.5 million accretion expense in 2011 from property payments owing on the Ambler property which were completed in 2011 which resulted in no comparable expense in 2012; (b) $0.8 million in general and administrative expenses in 2012 compared to $0.02 million in 2011, primarily as a result of NovaCopper becoming its own public company following the completion of the spin-out from NovaGold; (c) $3.1 million on mineral properties expense in 2012 compared to $2.8 million in 2011, due to increased activities in the beginning of the year preparing for field season and increased engineering and metallurgy studies during the off-season in 2012 when compared to 2011; and (d) $0.8 million salaries expense in 2012 compared to $nil in the same period in 2011, primarily as the Company had non-project employees during 2012 which included a one-time expense of $0.6 million to account for the issuance of 76,005 common shares, net of withholding taxes, under the President’s employment agreement with the completion of the spin-out.

For the three-month period ended May 31, 2012, the Company reported a net loss of $9.8 million (or $0.62 basic and diluted loss per common share) compared to a net loss of $2.8 million for the corresponding period in 2011 (or $74,432 basic and diluted loss per common share). This variance was primarily due to the presence of stock based compensation expense of $5.5 million during 2012 which included the granting of 5.8 million options to directors, officers and employees during the period and salaries expense of $0.7 million. As the Company was not a publicly traded entity in 2011 and had no non-project employees, there are no similar charges for the comparable period.

Other important variances for the three-month period ended May 31, 2012 compared to the same period in 2011 are as follows: (a) $0.7 million in general and administrative expenses in 2012 compared to $0.01 million in 2011, primarily as a result of NovaCopper becoming its own public company following the completion of the spin-out from NovaGold. General and administrative expenses also include expenses incurred by the Company under a services agreement with NovaGold which totaled $0.2 million for May 2012 including rent and a one-time set-up fee; (b) as mentioned above, $0.7 million in salaries expense in 2012 compared to $nil in 2011 as the Company had no non-project employees in the prior year which included a one-time expense of $0.6 million to account for the issuance of common shares under the President’s employment agreement with the completion of the spin-out as discussed above; and (c) $0.2 million accretion expense in 2011 from property payments owing on the Ambler property which were completed in 2011 which resulted in no comparable expense in 2012.

Quarterly Information

The following unaudited quarterly information is prepared in accordance with U.S. GAAP.

						in thousands of dollars,
						except per share amounts
	05/31 2012 $	02/29 2012 $	11/30 2011 $	8/31 2011 $	5/31 2011 $	2/28 2011 $	11/30 2010 $	8/31 2010 $
Gross revenues (loss)	10	(1)	-	-	-	-	-	-
Mineral property expenses	2,421	637	233	5,589	2,433	346	217	1,248
Loss for the quarter	(9,753)	(865)	(1,653)	(6,285)	(2,754)	(644)	(660)	(1,821)
Loss per common share – basic and diluted	(0.62)	(4,325)	(11,789)	(45,889)	(74,432)	N/A	N/A	N/A

Factors that can cause fluctuations in the Company’s quarterly results include the timing of the exploration field season at the Company’s properties, timing of property payments, stock option grants, incorporation of the Company, issuance of shares, and completion of the spin-out of NovaCopper. Prior to April 2011, the Company had no shares outstanding as it was not yet incorporated. As a result, there is no comparable loss per share for those periods prior to incorporation.

During the third quarter of 2010, the Company had mineral property expenses of $1.2 million as the full quarter was during the exploration field season. During the last quarter of fiscal 2010, the Company incurred accretion expense of $0.3 million due to accretion relating to property payments owing on the Ambler property in January 2011 and 2012. During the first quarter of 2011, the Company recorded $0.3 million in accretion expense as a result of accretion relating to the property payments. During the second quarter of 2011, the Company had mineral property expenses of $2.4 million as a result of the start-up of the exploration field season. As NovaCopper was incorporated during the second quarter of 2011, a loss per common share was presented. During the third quarter of 2011, the Company had mineral property expenses of $5.6 million as the full quarter was during the exploration field season and accretion expense of $0.5 million due to an early payment of property payments owing on the Ambler property. During the fourth quarter of 2011, the Company incurred $1.3 million in general and administrative expenses as a result of general expenses that were incurred as part of NovaCopper incurring management fees from NovaGold. During the first quarter of 2012, the Company recorded expenses of $0.6 million in mineral property expenses in preparation activities for field season and ongoing engineering studies. During the second quarter of 2012, the Company had stock-based compensation expense of $5.5 million, $0.7 million for general and administrative and $0.7 million for salaries expense recorded as a result of the completion of the spin-off from NovaGold.

Liquidity and Capital Resources

At May 31, 2012, the Company had $38.7 million in cash and cash equivalents. The Company expended $3.9 million on operating activities during the six-month period ended May 31, 2012, compared with expenditures of $3.0 million for operating activities for the same period in 2011. A significant portion of cash spent on operating activities during both periods was expended on mineral property expenses. The increase in operating activities from 2011 to 2012 is mostly due to expenditures in the period for general and administrative and salaries expense with no comparative spending for the same period in 2011.

During the six-month period, the Company generated $43.8 million in cash from financing activities compared with $4.2 million in the same period in 2011. The Company received cash of $40.0 million from NovaGold in April 2012 with the completion of the Plan of Arrangement. For the period ended May 31, 2012, the Company received additional funding of $3.8 million to fund normal operating expenses incurred up to April 30, 2012 compared with $16.2 million in funding provided in the same period in 2011. In 2011, a portion of the $16.2 million in funding received repaid the remaining $12.0 million note payable on the purchase of the Ambler property. All expenses prior to April 30, 2012 were funded by NovaGold.

During the quarter, the Company expended $1.2 million on investing activities compared with $1.2 million in 2011. In 2011, the Company’s focus was on building a camp and acquiring equipment to assist in its efforts. In 2012, the Company spent a comparable amount on acquiring additional equipment to maintain and improve road access and expand the sleeping capacity of its camp.

About NovaCopper

NovaCopper is a base metals exploration company focused on exploring and developing the Ambler mining district, which hosts world-class VMS deposits containing copper, zinc, lead, gold and silver and carbonate replacement deposits containing copper, cobalt and silver. It is one of the richest and most-prospective known copper districts located in one of the safest geopolitical jurisdictions in the world. The Company is focused on continuing to identify high-grade mineralization with additional exploration planned in 2012. Using four drill rigs the Company expects to complete between 15,000 meters to 20,000 meters of drilling.

NovaCopper has formed an alliance with NANA, an Alaskan Native Corporation and both companies are committed to developing the Ambler mining district in cooperation with the local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

Scientific and Technical Information

Scott Petsel, P.Geo, Project Manager for the Upper Kobuk Mineral Project, and a qualified person under NI 43-101 Standards for Disclosure of Mineral Projects, has approved the scientific and technical information in this press release.

NovaCopper Contacts:

Rick Van Nieuwenhuyse
President & Chief Executive Officer

Elaine Sanders
Chief Financial Officer & Corporate Secretary

604-638-8088 or 1-855-638-8088

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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements relating the future operating or financial performance of NovaCopper, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaCopper's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold’s Management Proxy Circular dates February 27, 2012 for the special meeting of securityholders held to consider the spin-out filed with the Canadian securities regulatory authorities, and NovaCopper's registration statement on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaCopper reports and documents filed with applicable securities regulatory authorities from time to time. NovaCopper's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaCopper assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.